Exhibit 99.4
Appraisal of
865 Bellevue Apartments
865 Bellevue Road
Nashville, Tennessee
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.635.2777

June 3, 2011
Mr. Trent Johnson
Vice President
Concap Equities, Inc.
4582 S. Ulster St., Suite 1100
Denver, CO 80237

Re:	865 Bellevue Apartments 865 Bellevue Road Nashville, Tennessee
Dear Mr. Johnson:
In accordance with your request and our written agreement, Cogent Realty Advisors LLC (“Cogent”) has appraised the above referenced subject property (the “Property”). The purpose of this assignment is to estimate the market value of the fee simple interest of the Property as of May 31, 2011 and update the results of a prior appraisal of the Property that was completed by this firm. The effective date of value of the previously prepared appraisal was February 28, 2011 and its results were communicated in a Self-contained Appraisal Report dated March 11, 2011 (the “Prior Report”), a copy of which you retain on file.
This appraisal report addresses changes that have occurred subsequent to the date the Prior Report was prepared. The scope of this update appraisal assignment included the collection, confirmation and analyses of market and property specific data relevant to the appraisal of the Property. The appraisal process included a reexamination of the Property’s operating history and investment characteristics; investigation and evaluation of the market and competitive environment; consideration of investment criteria for and marketability of apartment properties; and utilization of appropriate appraisal methodology to conclude to a final estimate of market value.
The Property and its environs were last inspected by the appraiser in conjunction with the preparation of the Prior Report. The Property was not re-inspected for purposes of this assignment and unless otherwise reported herein, it is specifically assumed that the physical condition of the Property and neighborhood conditions and composition have not changed materially since last inspected and are similar to that reported in the Prior Report.
It should be noted that subsequent to the completion of the Prior Report, the Property suffered fire damage which destroyed one residential building containing 8 townhome apartment units, or approximately 2.5% of the total unit count. It is anticipated that reconstruction of the units will take approximately six to seven months and assumed that insurance proceeds will cover the cost of reconstruction and rent loss. In our analysis we have assumed that all fire-damaged units have been successfully rebuilt, placed back in service and are operating at market rent and occupancy and accordingly, appraised the Property utilizing the total unit count of 326 apartment dwelling units as described in the Prior Report.
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.635.2777

Mr. Trent Johnson	June 3, 2011
Concap Equities, Inc.	Page 2
The Income Capitalization and Sales Comparison Approaches were employed in the valuation of the Property. The Addenda attached to this letter contains an overview of the current market data considered in the appraisal and valuation process. Additional details and analyses not presented herein but utilized in satisfying the purpose of the appraisal may be available in the Prior Report.
The results of our appraisal are communicated in this Restricted Use Appraisal Report that provides an abbreviated level of detail and is intended to update, be utilized in conjunction with and incorporated by reference to the Prior Report. This letter is not intended to be utilized separate and apart from the Prior Report and may not be properly understood by parties other than for whom it was specifically prepared. The appraiser will not be responsible for unauthorized use of this report.
Situated as noted above, the subject property consists of a 30.75-acre site improved with a 326-unit garden-style apartment complex containing 358,280 square feet of rentable area. Additional site improvements include clubhouses, two outdoor swimming pools, playground, business center, fitness center, sand volleyball court, dog park, BBQ grills, garage and surface parking, gated entry, asphalt paved driveways and surface parking areas, concrete walkways and landscaping. The complex, locally known as the 865 Bellevue Apartments, is classified as a Class B apartment community by local market standards. The property, originally developed in 1971 and extensively renovated in 2008, is operating at stabilized occupancy and is in good physical condition in comparison to substitute properties of similar age and characteristics. The subject property is more fully described, legally and physically, within the attached report.
Based on the analysis of data considered, together with the attached Certification and Assumptions and Limiting Conditions, it is our opinion that the Market Value of the Fee Simple Estate of the 865 Bellevue Apartments, as of May 31, 2011, is:
TWENTY-NINE MILLION FIVE HUNDRED THOUSAND DOLLARS
($29,500,000)
It has been a pleasure to be of service to you. Should you have any questions concerning our value estimate, or require further information please contact the undersigned.
Sincerely,
COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Robert T. Don
	Managing Partner		Associate

ASSUMPTIONS AND LIMITING CONDITIONS
This appraisal report is subject to the following assumptions and limiting conditions:
1.	This is a Restricted Appraisal Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2 (C) of the Uniform Standards of Professional Appraisal Practice for a Restricted Report. As such, it presents little or no discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser’s opinion of value. Supporting documentation concerning the data, reasoning, and analyses is retained in the appraiser’s file. The depth of discussion contained in this report is specific to the needs of the client and for their intended use. The appraisers are not responsible for unauthorized use of this report.

2.	No responsibility is assumed for the legal description provided or for matters pertaining to legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.

3.	The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.

4.	Responsible ownership and competent property management are assumed.

5.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

6.	All engineering studies are assumed to be correct. The plot plans and illustrative material in this report are included only to help the reader visualize the property.

7.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for obtaining the engineering studies that may be required to discover them.

8.	It is assumed that the property is in full compliance with all applicable federal, state, and local environmental regulations and laws unless the lack of compliance is stated, described, and considered in the appraisal report.

9.	It is assumed that the property conforms to all applicable zoning and use regulations and restrictions unless a nonconformity has been identified, described, and considered in the appraisal report.

10.	It is assumed that all required licenses, certificates of occupancy, consents, and other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

11.	It is assumed that the use of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

12.	Unless otherwise stated in this report, the existence of hazardous substances, which may or may not be present on the property, was not observed by the appraiser. The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation, and other potentially hazardous materials may affect the value of the property. The value estimated is predicated on the assumption that there is no such material on or in the property
COGENT Realty Advisors, LLC

ASSUMPTIONS AND LIMITING CONDITIONS (Continued)
that would cause a loss in value. No responsibility is assumed for such conditions or for any expertise or engineering knowledge required to discover them.

13.	Any allocation of the total value estimated in this report between the land and the improvements applies only under the stated program of utilization. The separate values allocated to the land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

14.	Possession of this report, or a copy thereof, does not carry with it the right of publication.

15.	The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

16.	Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.

17.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.

18.	All values rendered within this report assume an exposure and marketing period of up to 12 months has occurred prior to the effective date of value.
SPECIAL CONDITION
The purpose of this assignment is to estimate the market value of the fee simple interest of the 865 Bellevue Apartments (the “Property”) as of May 31, 2011 and update the results of a prior appraisal of the Property that was completed by this firm. The effective date of value of the previously prepared appraisal was February 28, 2011 and its results were communicated in a Self-contained Appraisal Report dated March 11, 2011 (the “Prior Report”). This Restricted Use Appraisal Report provides an abbreviated level of detail and is intended to update, be utilized in conjunction with and incorporated by reference to the Prior Report. This letter is not intended to be utilized separate and apart from the Prior Report and may not be properly understood by parties other than for whom it was specifically prepared.
EXTRAORDINARY ASSUMPTION
As agreed upon in advance with the client, a physical inspection of the Property and its environs was not conducted in conjunction with this update appraisal assignment. The Property and its environs were last inspected by the appraiser at the time the Prior Report was prepared. Unless otherwise reported herein, it is assumed for purposes of this report that the Property is in a similar state of repair and condition and neighborhood conditions and composition are consistent with observations noted at the time the Property and its environs were last inspected by the appraiser and reported in the Prior Report.
COGENT Realty Advisors, LLC

CERTIFICATION OF THE APPRAISER
We, Steven J. Goldberg, MAI, and Robert T. Don, certify that to the best of our knowledge and belief:
•	The statements of fact contained in this report are true and correct.

•	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

•	We have no present or prospective interest in the property that is the subject of this report, and have no personal interest or bias with respect to the parties involved.

•	We have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

•	Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

•	Our compensation for completing this assignment was not contingent upon the development or reporting predetermined value or direction in value that favors the cause of the client, the amount of value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

•	Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) of the Appraisal Foundation and Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

•	No one other than the undersigned provided significant professional assistance to the persons signing this report.

•	I, Steven J. Goldberg, MAI, have completed the requirements of the continuing education program of the Appraisal Institute

•	As of the date of this report, Robert T. Don has completed the Standards and Ethics Education Requirement of the Appraisal Institute for Associate Members.

•	We have extensive experience in the appraisal of similar types of property.

•	The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representative.

•	Steven J. Goldberg, MAI, CCIM has been issued a Temporary Practice License by the State of Tennessee to appraise the subject property (Permit #56100).

•	Robert T. Don has been issued a temporary appraiser practice permit by the State of Tennessee to conduct an appraisal of the subject property (Permit #56101).
COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Robert T. Don
	Managing Partner		Associate

ADDENDA
COGENT Realty Advisors, LLC

865 Bellevue Apartments	June 3, 2011
Nashville, Tennessee	Addenda Page 1
SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Property:	865 Bellevue Apartments

Address:	865 Bellevue Road
Nashville, Tennessee

Location:	The Property is located at the southwest corner of US 70S and Bellevue Road, approximately one mile east of I-40, in the Bellevue neighborhood of Nashville, Davidson County, Tennessee. The property is generally situated in the southwestern portion of the Nashville metropolitan region, approximately 13 miles southwest of the Nashville Central Business District. Neighborhood conditions and composition are assumed to be similar to those reported in the Prior Report.

Tax Identification Number:	142-00-0-030.00 (Davidson County Property Appraiser’s Office)

Description:	Land: The subject site consists of a single tax parcel that, according to public records, consists of an irregular shaped site that contains a total of 30.75 ± acres. The topography of the site is sloping.

Improvements: A 326-unit garden apartment complex completed in 1971 and substantially renovated in 2008. The improvements consist of 18 two-story residential buildings, clubhouses, two outdoor swimming pools, playground, business center, fitness center, sand volleyball court, dog park, BBQ grills, garage and surface parking, gated entry, asphalt paved driveways and surface parking areas, concrete walkways and landscaping. The property is operating at stabilized occupancy and at the time the Prior Report was prepared, observed to be in average to good physical condition. The physical condition of the Property is assumed to be similar to that reported in the Prior Report.

Subsequent to the completion of the Prior Report, the Property suffered fire damage which destroyed one residential building containing 8 townhome apartment units, or approximately 2.5% of the total unit count. It is anticipated that reconstruction of the units will take approximately six to seven months and assumed that insurance proceeds will cover the cost of reconstruction and rent loss. In our analysis we have assumed that all fire-damaged units have been successfully rebuilt, placed back in service and are operating at market rent and occupancy and accordingly, appraised the Property utilizing the total unit count of 326 apartment dwelling units as described in the Prior Report.

Interest Appraised:	Fee Simple Estate

Effective Date of Value:	May 31, 2011

Highest and Best Use:	Continued use of the existing improvements
COGENT Realty Advisors, LLC

865 Bellevue Apartments	June 3, 2011
Nashville, Tennessee	Addenda Page 2
VALUATION

	Current (5/31/2011)	Prior Report (2/28/2011)
Income Capitalization	$29,500,000	$28,900,000
Stabilized NOI	$1,844,506	$1,808,701
Cap Rate	6.25%	6.25%
Value per Unit	$90,491	$88,650
Value per Sq Ft	$82.34	$80.66

Sales Comparison	$29,300,000	$27,700,000
Value per Unit	$90,000	$84,959
Value per Sq Ft	$81.78	$77.32

Concluded Value	$29,500,000	$28,900,000
COGENT Realty Advisors, LLC

865 Bellevue Apartments	June 3, 2011
Nashville, Tennessee	Addenda Page 3
APARTMENT MARKET OVERVIEW
INTRODUCTION: The following apartment market analysis is designed to provide the reader an understanding of the national, regional and local apartment markets within which the subject property competes. The sources of data available to the appraisers were the Marcus & Millichap “Nashville Apartment Market Research Report” (Fourth Quarter 2010) and RED Capital Group (Third Quarter 2010 and 1st Quarter 2011), and “PWC Real Estate Investor Survey First Quarter 2011” published by Price Waterhouse Coopers.
NATIONAL APARTMENT MARKET: Apartments staged a strong recovery in 2010 well ahead of expectations, despite modest job creation and stubbornly high unemployment. Net absorption surged, with occupied stock rising by nearly 200,000 units, double the number of apartments constructed and the highest level on record since 2000. Several factors contributed to high levels of absorption, including the release of pent-up renter demand as households de-bundled in the wake of the recession. In addition, apartments benefited from private-sector job growth in the critical 20- to 34-year-old cohort, expiration of the homebuyer tax credit, displaced foreclosed homeowners entering the renter pool, immigration and lower unit turnover. Renting also became a lifestyle and economic choice for many households as the effects of the housing collapse and recession persisted. Continued recovery in 2011 depends more heavily on improvements in the job market, which should gain momentum as the year progresses.
Most published reports indicate that fundamentals have bottomed in most markets and solid improvement is being seen in occupancies and demand. Published information from REIS indicates that as of the First Quarter 2011, national vacancies fell by 40 basis points, from 6.6 to 6.2 percent, as the sector posted positive net absorption of over 44,000 units. This is the largest increase in occupied stock in a first quarter period since 2000. United States apartment vacancy is anticipated to decrease to 5.8 percent by year-end 2011, matching the decline recorded in 2010. With vacancy in 2011 expected to align closely with pre-recession levels, owners will regain pricing power, particularly in tight core markets. At the national level, asking rents will rise 3.5 percent to $1,067 per month, while effective rates will increase 4.5 percent to $1,002 per month. Last year, asking and effective rents gained 1.5 percent and 2.3 percent, respectively.
Strong demand drivers and expectations for increased availability of debt this year, however, elevate the likelihood of a construction cycle ramping up in 2012. Apartment completions will total 53,000 units this year, 46 percent fewer than delivered in 2010. New supply will again fall critically short of demand, which is expected to reach 158,000 units.
The combination of available financing for apartment assets via Fannie Mae and Freddie Mac, an emerging interest in this sector by life insurance companies, and favorable long-term investor sentiment for well-located apartment assets is driving transaction velocity. Due to a high number of willing buyers and a shortage of quality assets, the apartment market is seeing fierce competition for quality assets. As a result, the average cap rate will decline in 2011 after slipping 20 basis points in 2010 to 7.2 percent, led by recompression of the most sought-after deals. Since peaking in 2009, cap rates for top-quality properties have fallen by as much as 100 basis points. Additional support for prices derives from historically light construction and emerging demographic shifts that favor rental housing. Economic growth and increases in apartment property values, particularly for high-quality assets, will relieve some pressure and lead to more sales and refinancing. Some level of distress at the local- and regional-bank level with high exposure to lower-quality assets and construction loans will persist into 2013.
COGENT Realty Advisors, LLC

865 Bellevue Apartments	June 3, 2011
Nashville, Tennessee	Addenda Page 4
APARTMENT MARKET OVERVIEW (Continued)
NASHVILLE APARTMENT MARKET: The addition of nearly 9,000 private-sector jobs during the six-month stretch ending in the first quarter 2011 will drive improvements in Nashville apartment property performance this year. Recent hiring has generated robust tenant demand, reducing vacancy from nearly 10 percent at the start of 2010 to less than 7 percent after the first three months of 2011.
Owners continue to leverage lower vacancy to implement rent increases and withdraw concessions that had risen to nearly one month of free rent during the recession. Renter demand has been especially strong for new upper-tier properties, and nearly 900 units were completed in the first quarter 2011, among the highest three-month totals in the past 10 years. Construction on these complexes commenced before the market started to improve last year, but new project announcements should increase as 2011 progresses.
Multifamily permitting has risen modestly in the past year to about 1,000 units, although some of the increase reflects the need to replace residences lost during floods in 2010. While some of the vacancy decrease in 2010 also may have arisen from a demand spike related to the floods, investors continue to note recent performance improvements and respond positively to properties offered for sale.
Following a significant slowdown during the economic downturn, transaction velocity has recovered. New, well-functioning properties under varying degrees of financial distress typically attract qualified, large investors with either considerable cash to deploy or access to financing. A limited appetite for reclamation projects is apparent in recent deals, but additional market-wide rent growth and vacancy reductions in the months ahead could generate significant opportunities to strengthen asset performance. Among other opportunities, investors will remain attracted to properties adjacent to the numerous colleges and universities in the metro, including Vanderbilt and Middle Tennessee State University in Murfreesboro.
Within the subject competitive market, the rent comparables report a slight gain in occupancy levels since the Prior Report, with average occupancy for the competitive set increasing from 94% as of February 2011 to 96% as of May 2011. During this same time frame, rental rates appear to have changed little.
CONCLUSION: Market conditions appear to have bottomed. Occupancy levels are on a moderate upward trend that has resulted in firming rent rates, primarily in the form of a partial abatement of concessions. As there is no material new construction in the Nashville suburban markets and employment growth is anticipated, occupancy and rent levels should continue to firm through 2011.
Investment sales activity is anticipated to accelerate into 2011. Investors have begun to accept that a wave of deeply discounted, distressed opportunities may never materialize. At the same time, financing constraints are easing, as the agencies and life insurance companies became more aggressive in their pursuit of high-quality deals. With a significant amount of capital previously earmarked for distressed deals now targeting stabilized assets, competition for deals has increased and cap rates have fallen for higher-quality properties.
COGENT Realty Advisors, LLC

865 Bellevue Apartments	June 3, 2011
Nashville, Tennessee	Addenda Page 5
INCOME CAPITALIZATION APPROACH SUMMARY
INTRODUCTION: The Income Capitalization Approach is based on the theory that value is the present worth of future benefits. The future benefits of ownership consist of the present worth of the net income which will accrue to the owner of the property, plus the present worth of the net proceeds resulting from the eventual disposition of the property. The two most commonly used techniques of converting net income into value in the Income Capitalization Approach are Direct Capitalization and Discounted Cash Flow Analysis.
DIRECT CAPITALIZATION: We have utilized the Direct Capitalization method in the valuation of the subject property. Direct Capitalization is a method utilized to convert a single year’s estimate of net income (before debt service) into an indication of value by the use of an Overall Capitalization Rate. The basic steps in processing the Income Capitalization Approach by the Direct Capitalization method are:
(1)	Potential Gross Income that a competent owner could legally generate is calculated.

(2)	Vacancy and Credit Loss factor is estimated and deducted to arrive at Effective Gross Income.

(3)	Operating Expenses and Real Estate Taxes are estimated and deducted to arrive at the stabilized Net Operating Income.

(4)	Overall Capitalization Rate is developed.

(5)	Value is calculated by dividing the Net Operating Income by the Overall Capitalization Rate.
INCOME ANALYSIS: Review of rents charged by substitute and competitive properties in the influencing market area suggest that the Property’s quoted rent structure is within market parameters. Review of the Property’s current rent roll indicates that recent leases are being consummated at or near the quoted rents. The following chart illustrates the Property’s economic rent potential by floor plan as determined by an analysis of actual rents achieved at the Property and review of rents commanded by competitors in the area.
DERIVATION OF GROSS RENT POTENTIAL

Type	Mix	Size (SF)	Total Area	Average Rent	Rent/SF	Annual Rent

1 BR/1BA	36	655	23,580	$759	$1.159	$327,888
1 BR/1BA	40	706	28,240	$796	$1.127	$382,080
2 BR/1.5BA	72	1,064	76,608	$874	$0.821	$755,136
2 BR/2BA	48	1,095	52,560	$895	$0.817	$515,520
2 BR/1.5BA	60	1,310	78,600	$981	$0.749	$706,320
2 BR/2BA	24	1,120	26,880	$920	$0.821	$264,960
3 BR/2.5BA	18	1,496	26,928	$1,149	$0.768	$248,184
3 BR/2.5BA	28	1,603	44,884	$1,152	$0.719	$387,072
Totals/Average	326	1,099	358,280	$917	$0.834	$3,587,160
COGENT Realty Advisors, LLC

865 Bellevue Apartments	June 3, 2011
Nashville, Tennessee	Addenda Page 6
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
The subject has been able to maintain its fair share of occupancy within the competitive market. Market fundamentals are improving and recovering from the weakness experienced during the recent recession. The subject is currently 96% occupied and 98% leased. It has enjoyed a rapid absorption of units subsequent to the completion of its renovation near year-end 2008. The property is very competitive in the market following the renovation and competes effectively with newer product in the influencing area as a result of its repositioned physical status.
Given the Property’s current occupancy level and improvement noted in overall market conditions over the past year, a combined vacancy and collection loss allowance of 4% is projected for the appraised fiscal year.
In addition to rental income and vacancy described above, allowances for loss to lease, model, employee and administrative units, other income receipts and utility reimbursement income have been projected for the Property. These income allowances and have been projected by the appraiser based on an analysis of historical operations. The valuation pro forma presented on the following page outlines the Property’s income projections for the appraised fiscal year.
EXPENSE ANALYSIS: In order to forecast appropriate expenses for the Property, we have analyzed the Property’s operating expenses for the year ending periods of 2009 and 2010, the trailing 12-month period through April 2011 and the 2011 year-to-date operating history through April 2011. It is noted that the year-to-date 2011 operating information has been annualized for analytical purposes. In addition, we considered the Property’s 2011 operating budget and examined comparable expense data. The following table summarizes the Property’s historical operating statements that were made available for review.
RECONSTRUCTED OPERATING STATEMENTS

	Year End 2009		Year End 2010		TTM (Thru 4-2011)		2011 YTD (Annualized)		2011 Budget
	Total	Per Unit	Total	Per Unit	Total	Per Unit	Total	Per Unit	Total	Per Unit

INCOME:
Gross Potential Rent	$3,758,131	$11,528	$3,468,575	$10,640	$3,538,224	$10,853	$3,569,136	$10,948	$3,386,916	$10,389
Loss to Lease	$(2,256)	$(7)	$(5,830)	$(18)	$(106,250)	$(326)	$(158,328)	$(486)	$0	$0
Vacancy/Collection Loss	$(341,701)	$(1,048)	$(108,581)	$(333)	$(92,249)	$(283)	$(118,380)	$(363)	$(159,231)	$(488)
Administrative Units & Other	$(21,971)	$(67)	$(21,586)	$(66)	$(22,256)	$(68)	$(22,356)	$(69)	$0	$0
Concessions	$(192,599)	$(591)	$(140,182)	$(430)	$(105,917)	$(325)	$(70,683)	$(217)	$0	$0
Utility Recovery	$170,895	$524	$224,238	$688	$234,942	$721	$251,328	$771	$212,508	$652
Other Income	$202,992	$623	$180,895	$555	$175,484	$538	$177,918	$546	$213,179	$654

Effective Gross Income	$3,573,491	$10,962	$3,597,529	$11,035	$3,621,978	$11,110	$3,628,635	$11,131	$3,653,372	$11,207

EXPENSES:
Payroll and Benefits	$476,380	$1,461	$358,118	$1,099	$352,615	$1,082	$357,195	$1,096	$383,602	$1,177
Repairs, Maintenance & Services	$207,476	$636	$185,102	$568	$189,212	$580	$172,626	$530	$181,741	$557
Environmental Costs	$167,978	$515	$203,848	$625	$170,082	$522	$63,618	$195	$151,644	$465
Administration	$96,131	$295	$101,330	$311	$98,906	$303	$87,018	$267	$119,030	$365
Mangement Fees	$175,760	$539	$179,485	$551	$182,128	$559	$181,692	$557	$182,669	$560
Utilities	$175,695	$539	$207,343	$636	$200,682	$616	$189,198	$580	$217,068	$666
Turnover Expenses	$68,477	$210	$69,403	$213	$66,394	$204	$47,205	$145	$67,550	$207
Insurance	$150,828	$463	$129,693	$398	$125,934	$386	$127,965	$393	$124,542	$382
Real Estate Taxes	$217,949	$669	$270,337	$829	$248,781	$763	$205,668	$631	$205,668	$631
Marketing/Leasing	$80,417	$247	$78,662	$241	$73,695	$226	$65,115	$200	$69,221	$212
Reserves	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Total Expenses	$1,817,091	$5,574	$1,783,321	$5,470	$1,708,429	$5,241	$1,497,300	$4,593	$1,702,735	$5,223

Net Operating Income	$1,756,400	$5,388	$1,814,208	$5,565	$1,913,549	$5,870	$2,131,335	$6,538	$1,950,637	$5,984
COGENT Realty Advisors, LLC

865 Bellevue Apartments	June 3, 2011
Nashville, Tennessee	Addenda Page 7
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
VALUATION PROFORMA: The income and expenses estimated for the Property are summarized in the following chart.
VALUATION PRO FORMA

	Pro Forma	Per Unit	Percent GPR

Gross Potential Rent	$3,587,160	$11,004	100.0%
Loss to Lease	$(107,615)	$(330)	-3.0%
Vacancy/Collection Loss	$(143,486)	$(440)	-4.0%
Administrative Units & Other	$(22,168)	$(68)	-0.6%
Concessions	$(89,679)	$(275)	-2.5%
Utility Recovery	$236,350	$725	6.6%
Other Income	$179,300	$550	5.0%

Effective Gross Income	$3,639,862	$11,165	101.5%

			% of EGI
Payroll and Benefits	$358,600	$1,100	9.9%
Repairs, Maintenance & Services	$185,820	$570	5.1%
Environmental Costs	$163,000	$500	4.5%
Administration	$97,800	$300	2.7%
Management Fees	$109,196	$335	3.0%
Utilities	$203,750	$625	5.6%
Turnover Expenses	$66,830	$205	1.8%
Insurance	$127,140	$390	3.5%
Real Estate Taxes	$330,000	$1,012	9.1%
Marketing/Leasing	$71,720	$220	2.0%
Reserves	$81,500	$250	2.2%

Total Expenses	$1,795,356	$5,507	49.3%

Net Operating Income	$1,844,506	$5,658	50.7%
CAPITALIZATION RATE ANALYSIS: This appraisal will consider the following techniques; (a) derivation from comparable sales and (b) investor surveys.
Derivation from Sales: The recent comparable sales utilized in the Sales Comparison Approach following this section indicate a range of overall capitalization rates of 6.0% to 6.9%. The capitalization rates from these sales are summarized in the following table.
SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

Sale No	1	2	3	4	5
Property	Avondale at Kennesaw	Verandas at Sam	Walton’s at Columns	Bell Ridge	Alara
Name	Farms	Ridley	Drive		Farms
Date of Sale	6/29/2010	8/12/2010	9/24/12010	12/15/2010	5/3/2011
Year Built	2008	2008	1987	1998	1997
Cap Rate	6.9%	6.7%	6.3%	6.2%	6.0%
Each of the sale properties are considered generally similar to the Property in terms of location and physical characteristics. Of the properties illustrated above, Bell Ridge and Alara Farms are the most recent transactions and represent the low-end of the range of capitalization rates indicated by the comparable data. Alara Farms is considered to be physically superior to the Property. Walton’s at Columns Drive is most similar to the Property in average unit size, age, and condition. An overall rate similar to that produced by the Walton’s at Columns Drive transaction would be appropriate for the Property.
Review of recent sales data indicates that there has been no material change in capitalization rates between the date the Prior Report was prepared and the present. Based on recent sales data, a market-derived capitalization rate of approximately 6.25% is considered reasonable for the Property.
COGENT Realty Advisors, LLC

865 Bellevue Apartments	June 3, 2011
Nashville, Tennessee	Addenda Page 8
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
Investor Surveys: According to the PricewaterhouseCoopers Real Estate Investor Survey, 1st Quarter 2011 rates for apartments reported by survey participants active in the market presently range as shown.
NATIONAL APARTMENT MARKET SURVEY

Internal Rate of Return	5.25% - 14.00% 8.78%	Range Average
Overall Capitalization Rate	4.00% - 10.00% 6.29%	Range Average
Terminal Capitalization Rate	4.75% - 9.75% 6.76%	Range Average

Source: PCW Real Estate Investor Survey, 1st Quarter 2011
As indicated below, overall rates began increasing in the Third Quarter 2008 and continued to increase through the Fourth Quarter 2009. As the effects of the economic recession began to moderate at the beginning of 2010, rates began to fall. As market conditions continued to improve throughout 2010, capitalization rates continued to contract. Beginning in approximately the 4th quarter 2010, the decline in capitalization rates began to moderate. As indicated below, the most recent survey data available indicates that there has only been a 22 basis point decline in average capitalization rates between the time the Prior Report was prepared and the present. The 1st quarter 2011 average capitalization rate is approaching the lows realized prior to the economic recession.
OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change
1Q11	6.29%	-22
4Q10	6.51%	-61
3Q10	7.12%	-56
2Q10	7.68%	-17
1Q10	7.85%	-18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4
1Q08	5.79%	4

Source: PCW Real Estate Investor Survey
Conclusion of OAR: An OAR in the range of approximately 6.0% to 6.5% was suggested from a review of actual sales data. Investor surveys indicate that capitalization rates in the National Apartment Market are beginning to stabilize after retreating back down from the highs realized during the economic recession and currently average approximately 6.29%. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data in the local market, a rate in the range of approximately 6.0% to 6.5% is suggested for the subject property. A capitalization rate of 6.25% is concluded.
COGENT Realty Advisors, LLC

865 Bellevue Apartments	June 3, 2011
Nashville, Tennessee	Addenda Page 9
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
VALUATION: Value is derived by capitalizing the net operating income estimate by an appropriate overall or capitalization rate. Market data suggests that an appropriate capitalization rate is approximately 6.25%. The net operating income calculated above is capitalized into a market value indication as follows:

Net Operating Income		Capitalization Rate		Indicated Value
$1,844,506	÷	6.25%	=	$29,512,096
CONCLUSION: The Market Value of the Fee Simple Interest of the Property, as of May 31, 2011, by application of the Income Capitalization Approach, is rounded to:
TWENTY-NINE MILLION FIVE HUNDRED THOUSAND DOLLARS
($29,500,000)
COGENT Realty Advisors, LLC

865 Bellevue Apartments	June 3, 2011
Nashville, Tennessee	Addenda Page 10
SALES COMPARISON APPROACH SUMMARY
INTRODUCTION: The Sales Comparison Approach to value is the process of comparing recent sales of competitive properties. The estimated value derived via this approach represents the probable price at which a willing seller would sell the subject property to a willing buyer as of the date of value.
To estimate the property value by the Sales Comparison Approach, sales of similar properties have been examined and analyzed. The price per dwelling unit has been relied upon as the unit of comparison in this approach. The comparative process involves judgment as to the similarity between the subject property and the comparable sale property with regard to a variety of factors affecting value such as financing terms, market conditions that prevailed at the time of sale, conditions of sale, location, and physical characteristics of the property such as size, age and condition of the structure, and functional utility.
PRESENTATION OF SALES DATA: Research conducted in the local market indicates that sales activity is increasing and there is adequate investor interest in good quality, well located assets that are being marketed for sale. Sufficient sales data was available to formulate a defensible value for the Property via comparative analysis. The data summarized in the table below is utilized as the basis in which to estimate the market of the subject property via the Sales Comparison Approach.
SUMMARY OF APARTMENT SALES

Sale No.	1	2	3	4	5
	Avondale at	Verandas at	Walton’s at	Bell	Alara
Project Name	Kennesaw Farms	Sam Ridley	Columns Drive	Ridge	Farms
Address	1060 Kennesaw	1000 Colonnade	River Heights	Windy Ridge	201 Gillespie Drive

Location	Gallatin, TN	Smyrna, TN	Atlanta, GA	Atlanta, GA	Franklin, TN
Type	Garden	Garden	Garden	Garden	Garden
Sale Price	$26,250,000	$32,000,000	$31,000,000	$51,000,000	$59,250,000
Date of Sale	06/29/10	08/12/10	9/24/12010	12/15/10	05/03/11
Year Built	2008	2008	1987	1998	1997
No. of Units	288	336	384	434	474
No. of Stories	3.0	3.0	3.0	3.0	3.0
Net Rentable Area (NRA)	301,920	391,128	407,954	449,602	724,332
Average Unit Size (SF)	1,048	1,164	1,062	1,036	1,528
Effective Gross Income	$3,150,000	$3,677,484	$3,875,000	$5,204,082	$8,150,000
Operating Expenses	$1,350,000	$1,543,732	$1,921,722	$2,037,610	$4,595,000
Net Operating Income	$1,800,000	$2,133,752	$1,953,278	$3,166,472	$3,555,000
NOI Per Unit	$6,250	$6,350	$5,087	$7,296	$7,500
EGIM	8.3	8.7	8.0	9.8	7.3
OER	43%	42%	50%	39%	56%
Overall Capitalization Rate (OAR)	6.86%	6.67%	6.30%	6.21%	6.00%
Price Per Unit	$91,146	$95,238	$80,729	$117,512	$125,000
Price Per SF	$86.94	$81.81	$75.99	$113.43	$81.80
ANALYSIS OF SALES: We have researched and analyzed a number of suburban apartment transactions which have been selected as being comparable to the subject. The transactions summarized above were analyzed and subsequently adjusted for conditions of sale, market conditions (time), physical features, location, and condition. The following chart summarizes the adjustments considered pertinent in the sales comparison analysis of the Property.
SALES COMPARISON APPROACH SUMMARY (Continued)
COGENT Realty Advisors, LLC

865 Bellevue Apartments	June 3, 2011
Nashville, Tennessee	Addenda Page 11
SUMMARY OF ADJUSTMENTS

Sale No.	1	2	3	4	5
Name	Avondale at Kennesaw Farms	Verandas at Sam Ridley	Walton's at Columns Drive	Bell Ridge	Alara Farms
Address	1060 Kennesaw Blvd.	1000 Colonnade	River Heights	Windy Ridge Parkway	201 Gillespie Drive
	Gallatin, TN	Smyrna, TN	Atlanta, GA	Atlanta, GA	Franklin, TN
Sale Date	6/29/2010	8/12/2010	9/24/12010	12/15/2010	5/3/2011

Price per Unit	$91,146	$95,238	$80,729	$117,512	$125,000

ADJUSTMENTS
Financing Adjustment	$0	$0	$0	$0	$0

Adjusted for Financing per Unit	$91,146	$95,238	$80,729	$117,512	$125,000
Conditions of Sale Adjustment	$0	$0	$0	$0	$0

Adjusted for Special Conditions	$91,146	$95,238	$80,729	$117,512	$125,000
Time	0.00%	0.00%	0.00%	0.00%	0.00%

Time Adjusted Price per Unit	$91,146	$95,238	$80,729	$117,512	$125,000

Location	0%	0%	0%	0%	-5%
Physical Characteristics	-5%	-5%	0%	0%	-5%
Average Unit Size	0%	0%	0%	0%	-5%
Amenities	0%	0%	0%	0%	0%
Economics	-5%	-5%	0%	-10%	-10%

Total Adjustments (%)	-10%	-10%	0%	-10%	-25%

Adjusted Price per Unit	$82,031	$85,714	$80,729	$105,760	$93,750
Prior to adjustments, the comparable sales range in price from approximately $80,729 to $125,000 per unit. After considering applicable adjustments, the sales prices fall within a narrower range of $80,729 to $105,760 per unit. The mean and median adjusted sales price equates to $89,597 and $85,714 per unit.
Based on the data considered and implementation of applicable adjustments, a value of $90,000 per unit is concluded. The resulting overall property value indication is $29,300,000 (rounded), calculated as follows:

Size (Units)		Unit Price (per Dwelling Unit)		Indicated Market Value
326	x	$90,000	=	$29,340,000
CONCLUSION: The Market Value of the Fee Simple Interest in the Property as of May 31, 2011, by application of the Sales Comparison Approach, is:
TWENTY-NINE MILLION THREE HUNDRED THOUSAND DOLLARS
($29,300,000)
COGENT Realty Advisors, LLC

865 Bellevue Apartments	June 3, 2011
Nashville, Tennessee	Addenda Page 12
RECONCILIATION AND FINAL VALUE CONCLUSION
REVIEW: The purpose of this appraisal is to provide an estimate of Market Value of the 865 Bellevue Apartments. The indicated Market Value estimates for the real property interest appraised are:

The Income Capitalization Approach	$29,500,000
The Sales Comparison Approach	$29,300,000
The Cost Approach	Not Applicable
INCOME CAPITALIZATION APPROACH: The Income Capitalization Approach seeks to view the subject property’s value from the perspective of the typical investor. This approach reflects the relationship between the income a property is capable of generating and its value in the marketplace. Typical investors judge the value of a property based upon the quality and quantity of the income generated, as well as the likely impact of market conditions on future income generation. The Income Capitalization Approach, by considering these factors provides a highly meaningful measure of credibility for this property type.
SALES COMPARISON APPROACH: In the Sales Comparison Approach, sales of similar apartment buildings were compared to the subject property based on their location, physical and investment characteristics. The Sales Comparison Approach is utilized as a means of support to the value conclusion rendered for the Property via the Income Capitalization Approach.
COST APPROACH: The Cost Approach value estimate relies on the cost to produce a like structure. Due to the age of the improvements, they have incurred physical deterioration due to normal wear and usage. Given the inherent inaccuracies and subjectivity involved in estimating substantial degrees of physical deterioration, the cost approach is not considered a reliable, independent approach to value in this instance and has been excluded from analysis.
MARKET VALUE CONCLUSION: With primary emphasis placed on the value indicator produced by the Income Capitalization Approach, we are of the opinion that the Market Value of the Fee Simple Interest of the 865 Bellevue Apartments, free and clear of financing, as of May 31, 2011 is:
TWENTY-NINE MILLION FIVE HUNDRED THOUSAND DOLLARS
($29,500,000)
The value estimate rendered assumes that an exposure and marketing period of up to 6 to 9 months has occurred.
COGENT Realty Advisors, LLC

865 Bellevue Apartments	June 3, 2011
Nashville, Tennessee	Addenda Page 13
QUALIFICATIONS OF THE APPRAISER
STEVEN J. GOLDBERG, MAI, CCIM
STEVEN J. GOLDBERG is the Managing Partner of Cogent Realty Advisors LLC, a firm specializing in commercial real estate valuation, consultation and due diligence. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development.
Mr. Goldberg has over 25 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Immediately prior to forming Cogent Realty Advisors, Mr. Goldberg was an Executive Vice President of a national valuation and consulting firm and managed the Southwest regional office. Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas, Arizona, Georgia, Florida, Colorado and Minnesota. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.
COGENT Realty Advisors, LLC

865 Bellevue Apartments	June 3, 2011
Nashville, Tennessee	Addenda Page 14
ROBERT T. DON
SENIOR APPRAISER
ROBERT T. DON, Senior Appraiser with Cogent Realty Advisors, LLC, has a strong background in real estate valuation, management, marketing, and consulting. He has 15 years of national experience within the real estate industry. As a real estate appraiser, Mr. Don has been engaged to perform valuation studies on a variety of complex commercial properties including mixed use developments, regional malls, marinas, and other special use properties. He has significant valuation experience in most national markets.
Mr. Don has worked as an urban planning consultant and asset and marketing manager since 1977. He was manager of land development projects for several large real estate investment companies in Dallas, Texas. In this capacity, Mr. Don was responsible for the marketing and sale of large planned developments and the management of a diverse real estate portfolio. From 1978 to 1983, Mr. Don worked as a land use manager with the nation’s largest land owner, International Paper Company. In this capacity, he instituted a company-wide program for land use decisions, was a review appraiser, planner, and land manager of timberlands, plants, and facilities. In addition to these responsibilities, he became a specialist in timberland analysis and was the real estate manager for 1.2 million acres in the southeastern United States.
Between 1977 and 1978, Mr. Don worked as an urban planning consultant with Gruen Associates, Inc., a national architectural and engineering firm in New York City. During this time, he was consulting planner on diverse projects including expansion of the Metropolitan Museum of Modern Art; light rail transit planning for Buffalo, New York; HUD new town planning for Flower Mound, Texas; feasibility studies for the reuse of the former Penn Central Railroad properties; and community impacts of industrial facility and military base closing.
Mr. Don received his Bachelor Degree of Urban Planning and Design from the University of Cincinnati in 1997. Since then, he has completed graduate work at the Real Estate Institute of New York University and appraisal course work at the Appraisal Institute. He has lectured extensively at universities throughout the United States and has authored articles on land use planning and real estate subjects. Mr. Don is both a licensed real estate broker and State Certified general appraiser in the State of Texas. Mr. Don is a candidate for his MAI designation with the Appraisal Institute. In addition to extensive real estate course work, he has successfully completed certain requirements towards the MAI designation.
COGENT Realty Advisors, LLC